UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K
ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A

For the Annual Period Ended December 31, 2016

BREWDOG USA INC.
(Exact name of registrant as specified in its charter)

Commission File Number: **024-10532**

Date of Qualification of Offering: **August 1, 2016**
Date of Commencement of Offering: **August 4, 2016**

Delaware
(State or other jurisdiction of
incorporation or organization)

47-3649817
(I.R.S. Employer Identification No.)

65 E State St, Suite 1800
Columbus, Oh 43215
(Address of principal executive offices)

614-400-3077
Issuer's telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Business

BrewDog USA Inc. ("BrewDog" or the "Company" "Us" or "We") and its subsidiaries were formed for the general purpose of brewing and retailing craft beer in the United States. Since acquiring the first site in 2015, BrewDog has constructed the brewing facility on that site in Columbus, Ohio. The basic building shell is complete at December 31, 2016 and the brewing equipment install is ongoing. BrewDog has started to recruit staff and has seven full time employees at December 31, 2016 as it gears up for the start of production. It is anticipated that the first tests of the brewing facility will take place in Spring 2017. There is also to be a taproom at the brewing facility in Columbus and fit out of this is ongoing at December 31, 2016. The taproom is planned to open in February 2017 and recruitment for this will commence in January 2017.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of financial condition and results of operations as of December 31, 2015 is available for review here and incorporated by reference. Please see pages 46-48.:

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An investment in our common stock involves substantial risks. You should carefully consider the risk factors in our Offering Circular in addition to the other information contained in our Offering Circular before purchasing shares. The occurrence of the stated risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed in our Offering Circular are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this annual report constitute forward-looking statements. The discussion containing forward-looking statements reflect our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in the Offering Circular.

A. Operating Results

Overview

BrewDog USA Inc. was formed on April 22, 2015, as a Delaware Corporation, for the general purpose of brewing and distributing craft beer in the United States. BrewDog is, prior to the shares being sold in this Offering, wholly owned by BrewDog plc, a United Kingdom company. BrewDog is building a brewery in Columbus, Ohio to manufacture its craft beer for national distribution across the U.S., as well as wholesale and retail sales and also to operate local retail bar/restaurant establishments, which may have small brewing facilities on site that will operate under the name

"BrewDog" and will sell BrewDog beer, along with food items.

Results of Operations

The year ended December 31, 2016

Revenue. Total revenue for the year to December 31, 2016 was zero as the Company is in the start-up phase.

Operating Expenses. Operating expenses for the year to December 31, 2016 were $887,555. Operating expenses for the period were comprised of organization costs as well as attorney fees, accounting fees, other administrative expenses associated with setting up our operations, payroll, web site development, real estate taxes and insurance.

Net Loss. Net loss for the year to December 31, 2016 was ($887,555). This net loss was the result of attorney fees, accounting fees, other administrative expenses associated with setting up our operations, payroll, web site development, real estate taxes and insurance. Currently, operating costs exceed revenue because we do not have sales. We cannot assure when or if revenue will exceed operating costs.

B. Liquidity and Capital Resources

We had net cash of $138,797 at December 31, 2016.

During the year ended December 31, 2016, we used $887,229 of cash for operating activities. A portion of the funds was used to pay general and administrative costs, accounting fees, professional fees, payroll, web site development, real estate taxes and insurance.

Cash used by investing activities relating to capital expenditures during the year ended December 31, 2016 was $18,194,030. Cash provided by financing activities during the year ended December 31, 2016 was $19,210,056 and related to advances from BrewDog plc of $17,176,380 and the issue of common stock of $2,033,676. Since inception, our capital needs have primarily been met by BrewDog plc.

C. Plan of Operations

Our plan of operation for the 12 months ended December 31, 2016 is as follows:

We have completed the majority of exterior construction of the brewery building in Columbus, Ohio as of Fall 2016. We plan to complete the brewery including all interior construction remaining and the installation of brewing equipment and other equipment, office furniture and other equipment necessary to have an operational brewery in early - mid 2017. Thereafter, we will commence the testing process for brewing our craft beers and have a team in place to distribute our products. We opened our first BrewDog Bar in the United States in February 2017 at the Columbus brewery. It is our intention to hire staff to run our business and to help us follow through

on our business plans.

We are currently incurring operating deficits that are expected to continue for the foreseeable future. Until we have certainty of revenues, we will continue to rely on the support of BrewDog plc. BrewDog plc has committed to provide the necessary support to meet all operating deficits for a period at least through June 13, 2018.

D. Trend Information

Because we are still building our brewery in Columbus and have not started to produce our products for sale yet, we are unable to identify any recent trends in production, sales and inventory, the state of the order book, costs or selling prices since the latest financial year. For the same reason, for the current financial year, we are unable to identify any known trends, uncertainties, demands, commitments or events based on our business that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Form not necessarily to be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F. Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Income taxes are one such critical accounting policy. Income taxes are recorded on an accrual basis of accounting based on tax positions taken or expected to be taken in a tax return. A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions are recognized only when it is more likely than not (i.e., likelihood of

greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. A valuation allowance is established to reduce deferred tax assets if all, or some portion, of such assets will more than likely not be realized. Should they occur, our policy is to classify interest and penalties related to tax positions as income tax expense. Since our inception, no such interest or penalties have been incurred.

G. Revenue Recognition

The Company had no revenue for the year ended December 31, 2016 or the period from April 22, 2015 (inception) through December 31, 2015.

H. Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 3. Directors and Officers

As of December 31, 2015, BrewDog USA Inc.'s officers and directors information is available for review here. Please see pages 49-50.

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brewdogcpartiiandpart iii.htm

As of December 31, 2016, BrewDog USA Inc had seven full-time employees, none of which were executive officers of the Company, and no part-time employees.

The directors, executive officers and significant employees of the Company as of December 31, 2016 are as follows:

Name	Position	Age	Term of Office	Approx.hours per week
Executive Officers:				
James Watt	Chief Executive Officer	34	4-22-15 to present	10
Neil Simpson	Chief Financial Officer	46	4-22-15 to present	10
Alan Martin Dickie	Chief Operations Officer	34	4-22-15 to present	10
Directors				
James Watt	Chairman of Board of Directors	34	4-22-15 to present	N/A
Alan Martin Dickie	Director	34	4-22-15 to present	N/A
Neil Simpson	Director	46	4-22-15 to present	N/A

The directors of BrewDog USA Inc. are, at present, not compensated by the Company for their roles as directors. For the three present directors, only expenses are reimbursed for their participation on the board of directors. The Company may choose to compensate the present directors in the future, as well as compensate future directors, in the Company's discretion.

Executive Compensation

From its inception in April 2015 to the end of the past fiscal year, BrewDog USA Inc. paid no annualized salaries to its executive officers:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
James Watt	Chief Executive Officer	$ 0	$ 0	$ 0
Alan Martin Dickie	Chief Operations Officer	$ 0	$ 0	$ 0
Neil Simpson	Chief Financial Officer	$ 0	$ 0	$ 0

Employment Agreements

We have not entered into any employment agreements with our executive officers or other employees to date. We may enter into employment agreements with them in the future. A stock incentive program for our directors, executive officers, employees and key consultants may be established in the future.

Board of Directors

Our board of directors currently consists of three directors. None of our directors are "independent" as defined in Rule 4200 of FINRA's listing standards. We may appoint additional independent directors to our board of directors in the future, particularly to serve on committees should they be established.

Committees of the Board of Directors

We may establish an audit committee, compensation committee, a nominating and governance committee and other committees to our Board of Directors in the future, but have not done so to date. Until such committees are established, matters that would otherwise be addressed by such committees will be acted upon by the Board of Directors.

Director Compensation

We currently do not pay our directors any compensation for their services as board members, with the exception of reimbursing for board related expenses. In the future, we may compensate directors, particularly those who are not also employees and who act as independent board members, on either a per meeting or fixed compensation basis.

Limitation of Liability and Indemnification of Officers and Directors

Our Bylaws limit the liability of directors and officers of the Company to the maximum extent permitted by Delaware law. The Bylaws state that the Company shall indemnify and hold harmless each person who was or is a party or is threatened to be made a party to, or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or an officer of the Company or such director or officer is or was serving at the request of the Company as a director, officer, partner, member, manager, trustee, employee or agent of another company or of a partnership, limited liability company, joint venture, trust or other enterprise.

The Company believes that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company also may secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our Bylaws permit such indemnification.

The Company may also enter into separate indemnification agreements with its directors and officers, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, may provide that we will indemnify our directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person's services as one of our directors or officers, or rendering services at our request, to any of its subsidiaries or any other

company or enterprise. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

For additional information on indemnification and limitations on liability of our directors and officers, please review the Company's Bylaws, which are attached to the Offering Circular and available for review here and incorporated by reference:

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Item 4. Security Ownership of Management and Certain Securityholders

Information regarding security ownership of management and certain shareholders as of December 31, 2015 is available for review here and incorporated by reference, Please see Page 52.

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The following table sets forth information regarding beneficial ownership of our Common Stock as of December 31, 2016. There is no beneficial ownership of our Common Stock by any of our directors or executive officers or by all of our directors and executive officers as a group.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to Shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each Shareholder named in the following table possesses sole voting and investment power over their Shares of Common Stock.

BrewDog USA, Inc.				
	Common Stock			
	Shares Beneficially Owned Prior To Offering		Shares Beneficially Owned After Offering	
Name and Position of Beneficial Owner	**Number**	**Percent**	**Number**	**Percent**
BrewDog plc[1]	6,315,789	100.00%	6,315,789	99.12%
New Shares issued in Offering	N/A	N/A	56,272	0.88%

[1] James Watt and Martin Dickie will exercise voting control over the shares of BrewDog plc. Collectively, Watt and Dickie own a majority of the voting stock of BrewDog plc and are authorized by BrewDog plc to vote on behalf of its shares of BrewDog USA, Inc.

Total Shares in Class	6,315,789	100.00%	6,372,061	100.00%
Total Overall Shares	6,315,789	100.00%	6,372,061	100.00%

Item 5. Interest of Management and Others in Certain Transactions

Information regarding interest of management and others in certain transactions as of December 31, 2015 is available for review here and incorporated by reference. Please see Page 52.

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BrewDog plc, the Company's parent, has built a highly successful operation in the United Kingdom, with the same lines of business as BrewDog USA wishes to establish in the United States. As part of BrewDog plc's business, it previously established relationships with local beer and spirits distributors of BrewDog craft beers in the United States. BrewDog USA will therefore be able to draw upon such distribution relationships and BrewDog plc's expertise in launching the U.S. business.

In addition, BrewDog plc plans to enter into a license with BrewDog USA permitting the Company to use the intellectual property of BrewDog plc (including any trademarks) and any new marks created by BrewDog plc. It is anticipated that any new intellectual property will be owned by BrewDog plc, who will pay for the cost of clearing, registering and protecting any new intellectual property and will be licensed to BrewDog USA.

During the last fiscal year, the Company was a participant in transactions with BrewDog plc, its parent company, in which the amounts involved exceed the lesser of $120,000 and one percent of the average of the Company's total assets at year end for the last completed fiscal year. In these transactions, BrewDog plc charged management fees of $180,000, charged interest of $105,044 and made advances of $17,176,380 to the Company.

James Watt and Martin Dickie own a majority of the stock of, and are executive officers and directors of BrewDog plc. As a result, they both have an indirect interest in the above-referenced transactions, as well as any other transactions involving the Company and BrewDog. James Watt and Martin Dickie will also have an indirect interest in any future transactions between BrewDog plc and the Company due to their status as majority shareholders, executive officers and directors. There have been no transactions between BrewDog plc and the Company in which either James Watt or Martin Dickie received any extra or special benefit not shared on a pro-rata basis by all of the holders of securities of the class of stock owned by them as shareholders of BrewDog plc.

Item 6. Other Information

None.

Item 7. Financial Statements

Item 8. Exhibits

Charters, including amendments, Bylaws, and material contracts previously filed with Form 1-A and available for review at:

Charters:
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Bylaws:
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Material Contracts:
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brewdogmaterialcontr acts.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Columbus, Ohio on June 13, 2017.

BREWDOG USA, INC.

By: /s/ Neil Simpson
Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title
By: /s/ James Watt	Chief Executive Officer & Director BrewDog USA Inc. June 13, 2017
By: /s/ Neil Simpson	Chief Financial Officer & Director BrewDog USA Inc. June 13, 2017

Consolidated Financial Statements

BREWDOG USA INC.

YEAR ENDED DECEMBER 31, 2016
AND PERIOD FROM APRIL 22, 2015 (INCEPTION)
TO DECEMBER 31, 2015
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of BrewDog USA Inc.

We have audited the accompanying consolidated balance sheets of BrewDog USA Inc. as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, stockholder's equity and cash flows for the year ended December 31, 2016 and for the period from April 22, 2015 (inception) to December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BrewDog USA Inc. at December 31, 2016 and 2015, and their consolidated results of operations and their cash flows for the year ended December 31, 2016 and for the period from April 22, 2015 (inception) to December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Grandview Heights, Ohio
June 13, 2017

BREWDOG USA INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31, 2016	Period from April 22, 2015 to December 31, 2015
Costs and other expenses		
Administrative expenses	$ 878,757	$ 252,494
Depreciation	8,798	266
Loss before income tax expense	(887,555)	(252,760)
Income tax expense	–	–
Net comprehensive loss	$ (887,555)	$ (252,760)
Basic loss per share	$ (0.14)	$ (0.04)
Weighted Average basic common shares outstanding	6,325,377	6,315,789

See accompanying notes.

BREWDOG USA INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2016	December 31, 2015
Assets		
Cash and cash equivalents	$ 138,797	$ -
Prepaid expenses and other current assets	83,553	64,622
Total current assets	222,350	64,622
Property and equipment, net	20,113,943	3,447,632
Total non-current assets	20,113,943	3,447,632
Total assets	$ 20,336,293	$ 3,512,254
Liabilities and stockholders' equity		
Accruals and other current liabilities	$ 470,456	$ 1,968,919
Intercompany – BrewDog Plc	17,222,475	46,094
Total current liabilities	17,692,931	2,015,013
Common stock, par value of $0.01; 10,000,000 shares authorized and 6,372,061 and 6,315,789 shares issued and outstanding at December 31, 2016 and 2015, respectively	63,721	63,158
Additional paid-in capital	3,719,956	1,686,843
Accumulated deficit	(1,140,315)	(252,760)
Total stockholders' equity	2,643,362	1,497,241
Total liabilities and stockholders' equity	$ 20,336,293	$ 3,512,254

See accompanying notes.

BREWDOG USA INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, April 22, 2015 (inception)	$ -	$ -	$ -	$ -	$ -
Stock issuance	6,315,789	1	-	-	1
Capitalization of BrewDog Plc payables to equity	-	63,157	1,686,843	-	1,750,000
Net loss	-	-	-	(252,760)	(252,760)
Balance, December 31, 2015	6,315,789	63,158	1,686,843	(252,760)	1,497,241
Stock issuance	56,272	563	2,672,357	–	2,672,920
Stock issuance costs	-	-	(639,244)		(639,244)
Net loss	–	–	–	(887,555)	(887,555)
Balance, December 31, 2016	6,372,061	$ 63,721	$ 3,719,956	$ (1,140,315)	$ 2,643,362

See accompanying notes.

BREWDOG USA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2016	December 31, 2015
Cash flows from operating activities		
Net loss	$ (887,555)	$ (252,760)
Adjustment to reconcile net loss to net cash used by operating activities:		
Depreciation expense	8,798	266
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	(18,931)	(64,622)
Accruals and other current liabilities	20,459	96,595
Net cash used in operating activities	(877,229)	(220,521)
Cash flows from investing activities		
Capital expenditures	(18,194,030)	(1,975,574)
Sale of land	-	400,000
Net cash used in investing activities	(18,194,030)	(1,575,574)
Cash flows from financing activities		
Advances from BrewDog Plc	17,176,380	1,796,095
Issue of common stock	2,672,920	-
Costs of issue of common stock	(639,244)	-
Net cash provided by financing activities	19,210,056	1,796,095
Net increase in cash and cash equivalents	138,797	-
Cash and cash equivalents, beginning	–	-
Cash and cash equivalents, ending	$ 138,797	$ -
Supplemental schedule of non-cash financing activities		
BrewDog Plc accounts payable converted to equity	$ -	$ 1,750,000
Construction in progress not yet paid, but accrued	$ 353,402	$ 1,872,324
Interest paid	$ -	$ -

See accompanying notes.

BREWDOG USA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Description of Business
BrewDog USA Inc. ("BrewDog" or in the first person notations of "we," "us," and "our") was formed on April 22, 2015, as a wholly owned subsidiary of BrewDog Plc, a company incorporated in the United Kingdom. BrewDog and its wholly owned subsidiaries, BrewDog Columbus LLC and BrewDog Brewing Company LLC, have completed the headquarters, brewery and pub in Columbus, Ohio. The Taproom opened in February 2017 with the brewery in commissioning phase and output anticipated for June 2017.
BrewDog's mission is to make other people as passionate about great craft beer as we are. BrewDog has three main prospective focuses:

- To make the best beers we possibly can;
- To be the best company to work for that we can be; and
- To provide mind blowingly epic service to all our amazing customers.

BrewDog's activities are subject to significant risks and uncertainties, including failing to secure additional funding. In 2016, the Company issued common shares to the public in Regulation A offering (the "Offering"). A maximum of $50 million may be issued under the Offering. As of December 31, 2016, the Company has issued 56,272 shares. The purchase price for all shares was $47.50 per share.
Note 2 — Significant Accounting Policies
Presentation — The accompanying consolidated financial statements include the accounts of BrewDog and its wholly owned subsidiaries. BrewDog prepares its consolidated financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany balances and transactions have been eliminated. As of December 31, 2016, BrewDog Plc uses a centralized approach to treasury services to perform cash management for the operations of its affiliates including BrewDog. As a result, BrewDog Plc funds BrewDog's operating and investing activities, as needed, and any cash generated by BrewDog is transferred to BrewDog Plc. BrewDog Plc will provide financial support as required to BrewDog for a period of not less than 12 months from June 13, 2017.

Accounting estimates — The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Although management bases its estimates on historical experience and assumptions that are believed to be reasonable under the circumstances, actual results could significantly differ from those estimates.

Fair value measurement — We are required to determine the fair value of financial assets and liabilities based on the price that would be received to sell the asset or paid to transfer the liability to a market participant. Fair value is a market-based measurement, not an entity specific measurement. The fair value of certain assets and liabilities approximates carrying value because of the short-term nature of the accounts, including other current assets and accounts payable.

Stock split — On February 29, 2016, our Board of Directors approved a stock split of 63,157.89 to one outstanding common share. At the same time, the authorized number of common shares was increased to 10,000,000. All per share and share amounts in the accompanying consolidated financial statements and notes to the consolidated financial statements have been adjusted to reflect the stock split.

Operating expenses — Administrative expenses are expensed as incurred, and include all directly attributable costs from BrewDog Plc.

Foreign currency — The majority of our expenditures are denominated in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollar at the rates of exchange prevailing at the balance sheet date. Transactions in foreign currencies are recorded at the prevailing rate at the date of the transaction with foreign currency transaction gains and losses recorded in the consolidated statement of comprehensive loss

Income taxes — Income taxes are recorded on an accrual basis of accounting based on tax positions taken or expected to be taken in a tax return. A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions are recognized only when it is more likely than not (i.e., likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. A valuation allowance is established to reduce deferred tax assets if all, or some portion, of such assets will more than likely not be realized. Should they occur, our policy is to classify interest and penalties related to tax positions as income tax expense. Since our inception, no such interest or penalties have been incurred.

Incentives and other reductions — In the course of selecting Columbus, Ohio, as the North American headquarters, BrewDog has received proposals it intends to exercise on certain economic incentives from various governmental entities. The incentives include employee income tax withholding reductions, training grants and development grants for fixed asset investments totaling approximately $1,000,000 that require BrewDog to meet certain investment, job and payroll amounts to receive the incentives. These incentives will be available to BrewDog through 2026. Additionally, BrewDog received a15-year property tax abatement for the North American headquarters. These various incentives will be recognized when there is reasonable assurance that the incentives will be received and that BrewDog will be able to comply with the conditions attached to the incentives. At the time, the incentives will be recognized either in the consolidated statement of comprehensive loss for incentives related to income or the consolidated balance sheet for incentives related to assets in a systematic and rational basis over the periods in which the incentive applies and/or as expenses/costs for which the incentives are intended to compensate are incurred.

As part of the construction of the headquarters, BrewDog received a proposal for various infrastructure improvements, totaling approximately $400,000, to be collected over a five-year period interest free. The obligation and amount in property and equipment is expected be recorded in the consolidated balance sheet in accordance with Accounting Standards Codification Topic 970-470-25, *Liability for Tax Increment Financing Entity Debt,* once construction of the infrastructure assets is complete and ownership is received. Interest will be imputed on this obligation at that time of the recording of the obligation.

Cash and cash equivalents — BrewDog considers all highly liquid investments with original maturities of less than three months or less at the time of purchase to be cash and cash equivalents.

Prepaid expenses and other current assets —An allowance for doubtful accounts is established on a case-by-case basis, considering changes in the financial position of the customer. Account balances are charged off against the allowance after recovery efforts have ceased. At December 31, 2016 and 2015, there was no allowance for doubtful accounts recorded in the consolidated balance sheet.

Property and equipment — Property and equipment are stated at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets (generally three years for computer equipment). The Company capitalized interest of $105,044 in 2016 ($0 in 2015) relating to the construction of the headquarters, brewery and pub in Columbus, Ohio.
Depreciation expense was $8,798 in 2016 ($266 in 2015).

Subsequent events — Subsequent to the year end the Company has issued 37,473 shares at a purchase price of $47.50. The Company has received approximately $6,600,000 from the parent, BrewDog Plc, subsequent to the year end. These funds were used for the construction of the taproom and brewery. In addition, the Company has acquired a second site in Columbus, which will be undergo a fit-out and become their second BrewDog bar in the US.

Note 3 — New Accounting Pronouncements
Revenue from Contract with Customers – In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers," a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under GAAP. This update requires companies to recognize revenue at amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services at the time of transfer. In doing so, companies will need to use more judgment and make more estimates than under today's guidance. Such estimates may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. Companies can either apply a full retrospective adoption or a modified retrospective adoption.

BrewDog is required to adopt the new requirements in the first quarter of 2018. BrewDog is currently evaluating the method of adoption and its impact of the new requirements on the consolidated financial statements. BrewDog currently does not believe the impact will be significant.

BREWDOG USA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Note 4 — Property and Equipment
Property and equipment consist of the following:

	2016	**2015**
Land	$ 1,118,148	$ 1,118,148
Buildings and brewing equipment under construction	18,853,016	2,328,155
Computer equipment	6,163	1,595
Motor vehicles	40,636	-
Capitalized interest	105,044	-
Property and equipment	20,123,007	3,447,898

Accumulated depreciation	(9,064)		(266)
Property and equipment, net	20,113,943	$	3,447,632

Note 5 — Accruals and Other Current Liabilities

Accruals and other current liabilities consist of the following:

	2016	2015
Payables associated with assets under construction	353,402	1,872,324
Real estate taxes payable	50,553	77,565
Other	66,501	19,030
Total accruals and other current liabilities	$ 470,456	$ 1,968,919

Note 6 — Income Taxes

The tax effects of temporary differences and tax loss carry forwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2016 and 2015, are comprised of the following:

Deferred tax asset:	2016	2015
Capitalized start-up costs	337,484	78,118
Other costs	35,715	-
Total deferred tax assets	373,199	78,118
Valuation allowance	(373,199)	(78,118)
Deferred tax assets, net of allowance	$ –	$ –

BREWDOG USA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Note 6 — Income Taxes continued

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and taxing strategies in making this assessment. In case the deferred tax assets will not be realized in future periods, the Company has provided a valuation allowance for the full amount of the deferred tax assets at December 31, 2016 and 2015.

The expected tax expense (benefit) based on the U.S. federal statutory rate is reconciled with actual tax expense (benefit) for the year-ended December 31, 2016 and the period from April 22, 2015 (inception) to December 31, 2015) as follows:

	2016	2015
Federal statutory income tax rate	34.0%	34.0%
Change in valuation allowance	(34.0)%	(34.0)%
Income tax expense (benefit)	–%	–%

Note 7 — Commitments and Contingencies

In connection with the construction of property and equipment, BrewDog has approximately $7,300,000 (December 31, 2015 – approximately $14,800,000) of remaining capital commitments to be incurred primarily in 2017 associated with the construction of the building and brewery equipment.

Note 8 — Operating Segments

BrewDog operates in a single operating segment.

Note 9 — Related Party Transactions
Our operations are funded by BrewDog plc as an intercompany balance repayable on demand. Total funding provided during 2016 amounted to $17,176,380 (during 2015 - $1,796,095).

The payable to the parent included in the consolidated balance sheet is the result of various transactions between BrewDog and BrewDog Plc. There are no terms of settlement and interest is charged at 0.75% on the account balance. The balance is primarily the result of the establishment of BrewDog operations in the United States and BrewDog being part of BrewDog's participation in BrewDog Plc's cash management program, wherein all of BrewDog's cash receipts are remitted to BrewDog Plc and all cash disbursements are funded by BrewDog Plc. Other transactions include miscellaneous administrative expenses incurred by BrewDog Plc on behalf of BrewDog.

BrewDog Plc provided certain services to BrewDog including, but not limited to, Executive services, accounting and legal services, and other selling, general and administrative expenses. The allocation method utilized by management of BrewDog Plc during the period from January 1, 2016 to December 31, 2016, was an annual charge of $180,000, the previous year utilized an allocation of approximately 10% of expenses incurred. Management of BrewDog believes this method is a reasonable allocation. The amount included in the consolidated statement of comprehensive loss by BrewDog for the year-ended December 31, 2016, is $180,000 (2015 - $23,000) for the period from April 22, 2015 (inception) to December 31, 2015.